
June 9, 2022

John P. Daly
Vice President and Chief Financial Officer
CRAWFORD UNITED Corp
10514 Dupont Avenue
Cleveland, Ohio 44108

>   **Re: CRAWFORD UNITED Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **File No. 000-00147**
>   **CORRESP filed June 2, 2022**

Dear Mr. Daly:

We have reviewed your June 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our May 10, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 16. Acquisitions, page 41

1.   We note your response to prior comment 8. It appears that you have provided expanded pro forma financial information rather than the revenues and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h)(1). For example, for 2020, you should disclose the revenue and net income of MPI included in your 2020 consolidated income statement. You should also disclose the revenue and net income of Komtek, Global-Tek and EH included in your 2021 consolidated income statement.

You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements.

Sincerely,

Division of Corporation Finance
Office of Life Sciences